UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number:  0-25679

(Check One): [ ] Form 10-K    [ ]  Form 20-F    [ ]  Form 11-K  [X]   Form 10-Q
             [ ]  Form N-SAR  [ ]  Form N-CSR

         For period ended    March 31, 2006
                          ------------------------------------------------------

         [ ] Transition Report on Form 10-K and Form 10-KSB

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q and Form 10-QSB

         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
                                              ----------------------------------
PART I -- REGISTRANT INFORMATION

   First American Capital Corporation
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Full Name of Registrant

   Not applicable
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Former Name if Applicable

   1303 SW First American Place
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Address of Principal Executive Office (Street and Number)

   Topeka, Kansas 66604
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day [X]
[x] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has been unable to complete the preparation of its financial statements and quarterly report on Form 10-Q and requires additional time to ensure the accurate presentation thereof. Due to the recent resignation of the Chief Financial Officer of the Company, the Company had to outsource most of its accounting work. Due to the delay in incorporating the outsourced accounting work into the financial statements, the Company's auditors have advised the Company that they will not be able to complete their review of the financial statements by the filing deadline, nor within the 5 day extension period. Therefore, the Company will not be able to file its quarterly report on Form 10-Q by the May 15, 2006 deadline and the Company does not expect to make the filing within the 5 day extension period. The Company and its auditors are working diligently to complete this review and plan to file its quarterly report on Form 10-Q as soon as possible.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          John F. Van Engelen              (785)           (267-7077)
          ----------------------------------------------------------------------
          (Name)                        (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes   [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ]  Yes   [X] No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       First American Capital Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    May 15, 2006           By: /s/ John F. Van Engelen
     ------------------            --------------------------------------------
                                   John F. Van Engelen, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).